                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 _____________

                                 SCHEDULE 13D
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                             (Amendment No. 2)/1/

                       MARINER POST-ACUTE NETWORK, INC.
                       --------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
                                 ------------
                        (Title of Class of Securities)

                                  698940 10 3
                                  -----------
                                (CUSIP Number)

                               Robert W. Kadlec
                                Sidley & Austin
                             555 West Fifth Street
                      Los Angeles, California 90013-1010
                                (213) 896-6072
                                --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 20, 1999
                               -----------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 11 Pages)

_______________________

          /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                      ---------------------------
  CUSIP NO. 698940 10 3               13D            Page 2 of 11 Pages
--------------------------                      ---------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Apollo Investment Fund III, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a) [X]  (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
                          OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------
     NUMBER            7      SOLE VOTING POWER
       OF                             0
     SHARES         ------------------------------------------------------------
  BENEFICIALLY         8      SHARED VOTING POWER
    OWNED BY                      3,852,780
    REPORTING       ------------------------------------------------------------
     PERSON            9      SOLE DISPOSITIVE POWER
      WITH                            0
                    ------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                  592,593
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
               3,852,780
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               5.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
               PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                      ---------------------------
  CUSIP NO. 698940 10 3               13D            Page 3 of 11 Pages
--------------------------                      ---------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Apollo UK Partners III, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a) [X]  (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
                          OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
               United Kingdom
--------------------------------------------------------------------------------
     NUMBER            7      SOLE VOTING POWER
       OF                             0
     SHARES         ------------------------------------------------------------
  BENEFICIALLY         8      SHARED VOTING POWER
    OWNED BY                      3,852,780
    REPORTING       ------------------------------------------------------------
     PERSON            9      SOLE DISPOSITIVE POWER
      WITH                            0
                    ------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                   592,593
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
               3,852,780
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               5.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
               PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


________________________

--------------------------                      ---------------------------
  CUSIP NO. 698940 10 3               13D            Page 4 of 11 Pages
--------------------------                      ---------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Apollo Overseas Partners III, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a) [X]  (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
                          OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------
     NUMBER            7      SOLE VOTING POWER
       OF                             0
     SHARES         ------------------------------------------------------------
  BENEFICIALLY         8      SHARED VOTING POWER
    OWNED BY                      3,852,780
    REPORTING       ------------------------------------------------------------
     PERSON            9      SOLE DISPOSITIVE POWER
      WITH                            0
                    ------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                   592,593
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
               3,852,780
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               5.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
               PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                      ----------------------------
  CUSIP NO. 698940 10 3               13D            Page 5 of 11 Pages
--------------------------                      ----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Apollo Management, L.P
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a) [X]  (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
                         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------
     NUMBER            7      SOLE VOTING POWER
       OF                             0
     SHARES         ------------------------------------------------------------
  BENEFICIALLY         8      SHARED VOTING POWER
    OWNED BY                      3,852,780
    REPORTING       ------------------------------------------------------------
     PERSON            9      SOLE DISPOSITIVE POWER
      WITH                            0
                    ------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                      592,593
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
               3,852,780
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               5.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
               PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                      ---------------------------
  CUSIP NO. 698940 10 3               13D            Page 6 of 11 Pages
--------------------------                      ---------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Apollo Advisors II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a) [X]  (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
                          AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------
     NUMBER            7      SOLE VOTING POWER
       OF                             0
     SHARES         ------------------------------------------------------------
  BENEFICIALLY         8      SHARED VOTING POWER
    OWNED BY                      3,852,780
    REPORTING       ------------------------------------------------------------
     PERSON            9      SOLE DISPOSITIVE POWER
      WITH                            0
                    ------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                    592,593
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
               3,852,780
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               5.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
               PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 2 (this "Amendment") relates to the Statement on
Schedule 13D dated November 4, 1997, amended on April 13, 1998 and filed with the Securities and Exchange Commission on behalf of Apollo Investment Fund III, L.P., a Delaware limited partnership ("Fund III"), Apollo UK Partners III, L.P., a limited partnership organized under the laws of the United Kingdom ("UK Partners"), Apollo Overseas Partners III, L.P., a Delaware limited partnership ("Overseas Partners", and together with Fund III and UK Partners, the "Apollo Purchasers"), Apollo Advisors II, L.P., a Delaware limited partnership ("Apollo Advisors") and Apollo Management, L.P., a Delaware limited partnership ("Apollo Management") (collectively, the "Reporting Entities") with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Mariner Post-Acute Network, Inc., a Delaware corporation (the "Issuer").

Item 3 is hereby amended to add the following:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     As previously reported, the Reporting Entities acquired beneficial ownership of 14,367,591 shares of Common Stock (after giving effect to a 3-for-1 stock split effective December 30, 1997) and pursuant to the Proxy and Voting Agreement, dated as of November 4, 1997, Apollo Management was granted a three year irrevocable proxy to vote the 3,410,187 shares of Common Stock (after giving effect to a 3-for-1 stock split effective December 30, 1997) acquired by Chase Equity Associates, L.P., a California limited partnership ("Chase"), Healthcare Equity Partners, L.P., a Delaware limited partnership, Healthcare Equity QP Partners, L.P., a Delaware limited partnership, Key Capital Corporation, a Delaware corporation, Key Equity Partners 97, a Delaware limited partnership, Drax Holdings, L.P., a Delaware limited partnership, Walnut Growth Partners Limited Partnership, a Delaware limited partnership, and Keith B. Pitts (collectively, the "Remaining Purchasers" and together with the Apollo Purchasers, the "Purchasers") (including transferees) on matters as to which the Remaining Purchasers are entitled to vote.

     Pursuant to a Transfer Agreement, dated as of December 20, 1999 ("Transfer Agreement"), the Apollo Purchasers in a private transaction sold 13,774,998 shares of Common Stock of the Issuer held by them (the "Sale") to Credit Suisse First Boston Management Corporation (the "Purchaser"), a privately held affiliate of CS First Boston, for consideration consisting of an aggregate of
(i) $2,000,000 in cash, (ii) preferred equity securities of the Purchaser and
(iii) a "put option" to the Purchaser of the preferred equity securities. Although the actual current or ultimate value of the preferred equity securities of the Purchaser received by the Apollo Purchasers cannot be accurately determined, the Apollo Purchasers believe that the value of the consideration received by the Apollo Purchasers in the Sale, on a per share basis, exceeded the current market price of the Issuer's Common Stock.

     After giving effect to the Sale, the Apollo Purchasers will be the record owner of 592,593 shares of Common Stock of the Issuer.

Item 4 is hereby amended to add the following:

ITEM 4.   PURPOSE OF TRANSACTION

     As previously reported, the Purchasers and the Issuer entered into a Stockholders Agreement dated as of November 4, 1997, amended as of April 13, 1998 and amended and restated as of November 25, 1998 (the "Stockholders Agreement"), providing Apollo Management certain board nomination rights and "drag-along" rights relative to the other parties to the Stockholders Agreement.

     Pursuant to the terms of the Stockholders Agreement, the disposition of the shares of Common Stock of the Issuer by the Apollo Purchasers in the Sale resulted in the termination of the nomination rights under the Stockholders Agreement.

Item 5 is hereby amended to read in its entirety:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

     As of December 22, 1999, the Apollo Purchasers are the record holders of 592,593 shares of Common Stock, and they may be deemed to be the beneficial owners of an aggregate 3,852,780 shares of Common Stock pursuant to the terms of the Proxy Agreement.

     The Apollo Purchasers hold the 592,593 shares in the following allocations:

         Fund III                 540,327 shares
         UK Partners               19,971 shares
         Overseas Partners         32,295 shares
         Total                    592,593 shares

(c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

(d)  Not applicable.

(e)  Not applicable.

Item 6 is hereby amended to add:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A:   Transfer Agreement, dated as of December 20, 1999

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated as of this 23rd day of December, 1999.

APOLLO INVESTMENT FUND III, L.P.

     By:  Apollo Advisors II, L.P.,
          Its General Partner

          By:  Apollo Capital Management II, Inc.,
               Its General Partner

               By: /s/ Michael D. Weiner
                   ----------------------------
                   Name:  Michael D. Weiner
                   Title: Vice President


APOLLO OVERSEAS PARTNERS III, L.P.

     By:  Apollo Advisors II, L.P.,
          Its General Partner

          By:  Apollo Capital Management II, Inc.,
               Its General Partner

               By: /s/ Michael D. Weiner
                   ----------------------------
                   Name:  Michael D. Weiner
                   Title: Vice President


APOLLO UK PARTNERS III, L.P.

     By:  Apollo Advisors II, LP.,
          Its General Partner

          By:  Apollo Capital Management II, Inc.,
               Its General Partner

               By: /s/ Michael D. Weiner
                   ----------------------------
                   Name:  Michael D. Weiner
                   Title: Vice president

APOLLO ADVISORS II, L.P.

     By:  Apollo Capital Management II, Inc.,
          Its General Partner


          By: /s/ Michael D. Weiner
              -------------------------------
              Name:  Michael D. Weiner
              Title: Vice President


APOLLO MANAGEMENT, L.P.

     By:  AIF III Management, Inc.,
          Its General Partner


          By: /s/ Michael D. Weiner
              -------------------------------
              Name:  Michael D. Weiner
              Title: Vice President